Exhibit 99.1

Guardforce AI Closes Previously Announced Asset Acquisition of Kewei’s Robot Business

Acquisition Strengthens Robot-as-a-Service Capabilities and Intellectual Property; Expands Geographic Footprint for AI and Robotic Capabilities

NEW YORK, NY / February 15, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security solution, AI and Robot-as-a-Service (RaaS) provider, today announced it has closed the acquisition with Shenzhen Kewei Robot Technology Company Ltd (“Kewei”) to acquire certain of Kewei’s robot business assets in China.

The acquisition includes the transfer of certain equipment, clients in the sales pipeline, related sales channels and staff, as well as rights to the permanent use of its patents. Customers for the acquired business span various industries, such as restaurants, hotels, and office buildings, including Fortune 500 companies. Additionally, the acquired rights to patents are expected to further enhance Guardforce AI’s capabilities in RaaS development, which complement the Company’s advanced AI capabilities.

The definitive agreement was signed on December 21, 2022, and the total purchase price for this acquisition was USD $2.1 million. The acquisition was originally expected to be paid fully in the form of 10,500,000 restricted ordinary shares of the Company based on $0.20 per share. With the approval of Guardforce AI’s special shareholder meeting on January 31, 2023 for a reverse split of a 1:40 ratio, the acquisition will be paid in 262,500 restricted ordinary shares of the Company based on $8.00 per share on a split adjusted basis.

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, commented, “As a growing RaaS solution provider, the newly acquired robot assets and rights to patents are expected to further strengthen our capabilities in developing robotic solutions for our customers. Moreover, with an expanded global footprint and growing AI resources, we look forward to further expanding our RaaS solutions such as AIoT robot advertising, AI-based support for hotels, and other uses of AI services, especially within the tourism industry where we are witnessing rapid growth in demand.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com